Exhibit 99.162

Report of Independent Registered Chartered Accountants

To the Trustee of Canetic Resources Trust:

We have audited the balance sheet of Canetic Resources Trust as at November 16, 2005. This financial statement is the responsibility of the management of 1198329 Alberta Ltd. on behalf of Canetic Resources Trust. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statement is free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, the balance sheet presents fairly, in all material respects, the financial position of Canetic Resources Trust as at November 16, 2005 in accordance with Canadian generally accepted accounting principles.

Canetic Resources Trust is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting.  Our audit included consideration of internal controls over financial reporting as a basis of designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Canetic Resources Trust’s internal control over financial reporting.  Accordingly we express no such opinion.

On November 16, 2005, we reported separately to the Trustee of Canetic Resources Trust on the balance sheet as at November 16, 2005, prepared in accordance with Canadian generally accepted accounting principles but which excluded Note 4, Differences Between Canadian and United States Generally Accepted  Accounting Principles.

Calgary, Alberta, Canada	(signed) “Deloitte & Touche LLP”
November 16, 2005 (except as to Notes 3 and 4 which are dated as at December 19, 2005)	Independent Registered Chartered Accountants

CANETIC RESOURCES TRUST

BALANCE SHEET

As at November 16, 2005

Assets
Current assets:
Cash	$10,000

$10,000
Unitholder’s Equity

Unitholder’s equity	$10,000

$10,000

See accompanying notes

Approved on behalf of Canetic Resources Trust, by 1198329 Alberta Ltd.

(signed) “Spencer Coupland”
Director

CANETIC RESOURCES TRUST

NOTES TO FINANCIAL STATEMENT

As at November 16, 2005

1.             Formation and Financial Presentation

Canetic Resources Trust (“Canetic Trust”) is an open–ended unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to the Trust Indenture dated November 16, 2005. Canetic Trust has not carried on active business since inception.  Canetic Trust will be managed by Canetic Energy Inc., which will be a subsidiary of Canetic Trust upon completion of the Plan of Arrangement involving Acclaim Energy Trust, Acclaim Energy Inc., StarPoint Energy Trust, StarPoint Energy Ltd., Canetic Resources Trust, TriStar Oil & Gas Ltd., TriStar Finance Ltd., 1198330 Alberta Ltd., Acclaim Securityholders, Starpoint Securityholders and TriStar Finco Securityholders (see note 3).

2.             Unitholder’s Equity

Authorized

An unlimited number of Trust Units

Issued

Trust Units	# Units	Amount
Issued upon settlement	1,000	$10,000
Balance as of November 16, 2005	1,000	$10,000

3.             Subsequent Event

On November 16, 2005, Acclaim Energy Trust, Acclaim Energy Inc., StarPoint Energy Trust and StarPoint Energy Ltd. entered into the Arrangement Agreement providing for the Plan of Arrangement which contemplate the merger of Acclaim Energy Trust and Starpoint Energy Trust to form Canetic Resources Trust and the creation of TriStar Oil & Gas Ltd., a company focused on the exploration for and production of oil and gas reserves.  The Plan of Arrangement is subject to regulatory, judicial and securityholder approval and is anticipated to be completed on January 5, 2006.  On December 19, 2005, unitholders of Acclaim Energy Trust and Starpoint Energy Trust approved the merger.

4.                                      Differences between Canadian and United States Generally Accepted Acocunting Principles

Canetic Trust’s balance sheet has been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  These principles, as they pertain to Canetic Trust’s balance sheet differ from generally accepted accounting principles in the United States of America (“U.S. GAAP”) as follows:

The application of U.S. GAAP would have the following effects on the balance sheet as reported:

	Canadian GAAP	Increase (Decrease)	U.S. GAAP

December 31, 2004

Temporary equity (Note (a))	—	10,000	10,000
Unitholder’s equity (Note (a))	10,000	(10,000)	—

a)                                      Temporary equity

Canetic Trust has issued Trust Units that are redeemable at the option of the unitholder.  Under Canadian GAAP, trust units are classified as unitholders’ equity.  For U.S. GAAP, trust units that are redeemable at the option of the unitholder, are valued at their redemption value and presented as temporary equity which is not included in  unitholders’ equity.  The redemption value of the Trust Units is based on the trading value of the Trust Units at the balance sheet date.  Changes in redemption value are charged or credited to accumulated earnings.

Recent Accounting Pronouncements

Canadian GAAP

In January 2005, the CICA approved Section 1530 “Comprehensive Income” (“S.1530”), Section 3855 “Financial Instruments – Recognition and Measurement” (“S.3855”) and Section 3865 “Hedges” (“S.3865”) to harmonize financial instrument and hedge accounting with U.S. GAAP and introduce the concept of comprehensive income. S.1530 requires presentation of certain gains and losses outside of net income, such as unrealized gains and losses related to hedges or other derivative instruments. S.3855 establishes standards for recognizing and measuring financial assets and financial liabilities and non-financial derivatives as required to be disclosed under Section 3861 “Financial Instruments Disclosure and Presentation”. S.3865 establishes standards for how and when hedge accounting may be applied. We apply SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” for U.S. GAAP purposes and will implement S.3865 for Canadian GAAP for hedging activities. These sections apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006 and are not expected to have a material impact on Canetic Trust’s financial statements.

In January 2005, the CICA approved Section 3251 “Equity” which establishes standards for the presentation of equity and changes in equity during a reporting period. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006 and is not expected to have a material impact on the Canetic Trust financial statements.

The following standards issued by the CICA do not impact Canetic Trust at this time:

•                  Section 3861, “Financial Instruments Disclosure and Presentation”, effective for fiscal years beginning on or after November 1, 2004.

•                  Accounting Guideline 15, “Consolidation of Variable Interest Entities”, effective for annual and interim periods beginning on or after January 1, 2004.

U.S. GAAP

Effective November 16, 2005, the Trust prospectively adopted FASB Interpretation No. (“FIN”) 46(R) “Consolidation of Variable Interest Entities”.  FIN 46(R) clarifies the application of Accounting Research Bulletin No. 51 “Consolidated Financial Statements” to those entities (defined as Variable Interest Entities (“VIE’s”) in which the equity at risk is not sufficient to permit that entity to finance its activities without additional subordinated financial support from other parties.  The VIE definition also extends to entities where equity investors lack voting control, an obligation to absorb expected losses or the right to receive expected residual returns.  FIN 46(R) requires consolidation by a business of VIE’s in which it is the primary beneficiary.  The primary beneficiary is defined as the party that has exposure to the majority of the expected losses and/or expected residual returns of the VIE.  Adoption of FIN 46(R) had no impact on the financial results of Canetic Trust.

In December 2004, the FASB issued SFAS 123(R) which will eliminate the use of Accounting Principles Board (“APB”) Opinion 25 for measuring and recognizing stock-based compensation for annual reporting periods beginning after June 15, 2005.  Canetic Trust is in the process of evaluating the implications of the adoption of SFAS 123(R).

In December 2004, the FASB issued SFAS 153, “Exchanges of Non-monetary Assets”, an amendment of APB Opinion 29, “Accounting for Non-monetary Transactions”.  This amendment eliminates the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance.  Under SFAS 153, if a non-monetary exchange of similar productive assets meets a commercial-substance criterion and fair value is determinable, the transaction must be accounted for at fair value resulting in recognition of any gain or loss.  This statement is effective for non-monetary transactions in fiscal periods that begin after June 15, 2005.  The adoption of this statement does not have an impact on Canetic Trust at this time.